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                        UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D. C.  20549


                          SCHEDULE 13D


            UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       (AMENDMENT NO.           )*




                         REDWOOD TRUST, INC.
-----------------------------------------------------------------
                        (Name of Issuer)

               COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------------
                 (Title of Class of Securities)

                           758075402
             --------------------------------------
                         (CUSIP Number)

DAWSON-SAMBERG CAPITAL MANAGEMENT, INC., 354 PEQUOT AVENUE, SOUTHPORT,
           CT  06490, ATTN:  JUDITH A. MACK (203) 254-0091
-----------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         AUGUST 8, 1995
             --------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          SCHEDULE 13D
  CUSIP No.      758075402                 Page  2   of  22 Pages
              ------------                       --      --

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.         06-1033494
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                            (b)  [X]

   3   SEC USE ONLY
   4   SOURCE OF FUNDS*
         OO
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         CONNECTICUT
   NUMBER OF     7  SOLE VOTING POWER

     SHARES            58,900

  BENEFICIALLY   8  SHARED VOTING POWER

    OWNED BY           0

      EACH       9  SOLE DISPOSITIVE POWER
   REPORTING

     PERSON            58,900

      WITH      10  SHARED DISPOSITIVE POWER

                       0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         58,900
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [X]
       CERTAIN SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.5%
  14   TYPE OF REPORTING PERSON*
         IA


                          SCHEDULE 13D
  CUSIP No.      758075402                 Page  3   of  22 Pages
              ------------                       --      --

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         PEQUOT ENDOWMENT PARTNERS, L.L.C.               06-1383498
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                            (b)  [X]

   3   SEC USE ONLY
   4   SOURCE OF FUNDS*
         AF
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
   NUMBER OF     7  SOLE VOTING POWER

     SHARES            182,700

  BENEFICIALLY   8  SHARED VOTING POWER

    OWNED BY           0

      EACH       9  SOLE DISPOSITIVE POWER
   REPORTING

     PERSON            0

      WITH      10  SHARED DISPOSITIVE POWER

                       182,700

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         182,700
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [X]
       CERTAIN SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.7%
  14   TYPE OF REPORTING PERSON*
         OO


                          SCHEDULE 13D
  CUSIP No.      758075402                 Page  4   of  22 Pages
              ------------                       --      --

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         DS INTERNATIONAL PARTNERS, L.L.C.               06-1324895
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                            (b)  [X]

   3   SEC USE ONLY
   4   SOURCE OF FUNDS*
         OO
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
    NUMBER OF    7  SOLE VOTING POWER

     SHARES            139,500

  BENEFICIALLY   8  SHARED VOTING POWER

    OWNED BY

      EACH       9  SOLE DISPOSITIVE POWER
    REPORTING

     PERSON            139,500

      WITH       10 SHARED DISPOSITIVE POWER



  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         139,500
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [X]
       CERTAIN SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.3%
  14   TYPE OF REPORTING PERSON*
         OO


                          SCHEDULE 13D
  CUSIP No.      758075402                 Page  5   of  22 Pages
              ------------                       --      --

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         PEQUOT GENERAL PARTNERS, L.L.C.                 06-1321556
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                            (b)  [X]

   3   SEC USE ONLY
   4   SOURCE OF FUNDS*
         AF
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
    NUMBER OF    7   SOLE VOTING POWER

      SHARES           148,700

   BENEFICIALLY  8   SHARED VOTING POWER

     OWNED BY

       EACH      9   SOLE DISPOSITIVE POWER
    REPORTING

      PERSON           148,700

       WITH      10  SHARED DISPOSITIVE POWER



  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         148,700
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [X]
       CERTAIN SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.4%
  14   TYPE OF REPORTING PERSON*
         OO


                          SCHEDULE 13D
  CUSIP No.      758075402                 Page  6   of  22 Pages
              ------------                       --      --

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         JONATHAN T. DAWSON                             ###-##-####
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                            (b)  [X]

   3   SEC USE ONLY
   4   SOURCE OF FUNDS*
         AF
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NUMBER OF    7   SOLE VOTING POWER

      SHARES           0

   BENEFICIALLY  8   SHARED VOTING POWER

     OWNED BY          0

       EACH      9   SOLE DISPOSITIVE POWER
    REPORTING

      PERSON           0

       WITH      10  SHARED DISPOSITIVE POWER

                       0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [X]
       CERTAIN SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
  14   TYPE OF REPORTING PERSON*
         IN




ITEM 1.  Security and Issuer
         -------------------

       This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Redwood Trust, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 591 Redwood Highway, Suite 3100, Mill Valley, California 94941.

ITEM 2.  Identity and Background
         -----------------------

       This Statement is being filed on behalf of Dawson-
Samberg Capital Management, Inc., a Connecticut corporation ("Dawson-Samberg"), Pequot Endowment Partners, L.L.C., a Delaware limited liability company ("Endowment Partners"), DS International Partners, L.L.C., a Delaware limited liability company ("International Partners"), Pequot General Partners, L.L.C., a Delaware limited liability company ("General Partners") and Jonathan T. Dawson ("Dawson"). Dawson-Samberg, Endowment Partners, International Partners, General Partners and Dawson are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

       The Reporting Persons, together with Richard L.
Chilton, Jr. ("Chilton") and his affiliates including, without limitation, any funds or accounts for which Chilton or any affiliate is a general partner, controlling shareholder, managing member, investment manager or investment adviser, and including Olympic Equity Partners L.P. ("Olympic"), which is a managing member of Endowment Partners (together, Chilton and such affiliates, including Olympic, are referred to herein as the "Other Investors"), acquired Common Stock of the Issuer through open market purchases. Accordingly, the Reporting Persons and the Other Investors may be deemed to constitute a "group" for purposes of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 13d-1(f)(2) under the Exchange Act, the Reporting Persons and the Other Investors have elected to file separate Schedule 13Ds. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists or previously existed among the Reporting Persons or among the Reporting Persons and the Other Investors or that any Reporting Person is the beneficial owner of Common Stock beneficially owned by any other Reporting Person or by any Other Investor.

       Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The Reporting Persons have entered into a Joint Filing Agreement, dated January 31, 1997, attached hereto as Exhibit A.

        ITEM 2.   (a), (b), (c)
                  -------------
       Dawson-Samberg, a Connecticut corporation, is an investment adviser registered under the Investment Advisers Act of 1940 whose principal business is to act as investment adviser with respect to certain investment funds and managed accounts. The controlling shareholders of Dawson-Samberg are Jonathan T. Dawson and Arthur J. Samberg. Information with respect to the identity, background and business address of the controlling shareholders of Dawson-Samberg is set forth on Schedule I attached hereto.

       Endowment Partners is a Delaware limited liability company whose sole business is to serve as the general partner and investment manager of Pequot Endowment Fund, L.P., a Delaware limited partnership ("Pequot Endowment"). Pequot Endowment invests and trades primarily in securities and financial instruments. Information with respect to the identity, background and business address of the members of Endowment Partners is set forth on Schedule II attached hereto. International Partners is a Delaware limited liability company whose sole business is to serve as the investment manager of Pequot International Fund, Inc., a British Virgin Islands corporation ("Pequot International"). Pequot International invests and trades primarily in securities and financial instruments. Information with respect to the identity, background and business address of the members of International Partners is set forth on Schedule III attached hereto.

       General Partners is a Delaware limited liability company whose sole business is to serve as the investment manager of Pequot Partners Fund, L.P., a Delaware limited partnership ("Pequot Partners"). Pequot Partners invests and trades primarily in securities and financial instruments. Information with respect to the identity, background and business address of the members of General Partners is set forth on Schedule IV attached hereto.

       Jonathan T. Dawson is a controlling shareholder of Dawson-Samberg and is the general partner of Southport Management Limited Partnership, a Connecticut limited partnership ("Southport Management"). Southport Management invests and trades primarily in securities and financial instruments. Information with respect to the identity, background and business address of Jonathan T. Dawson is set forth on Schedule V attached hereto.

       The address of the principal offices of the Reporting
Persons is 354 Pequot Avenue, Southport, CT  06490.

       ITEM 2.   (d), (e)
                 --------
       During the last five years, none of the Reporting
Persons nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through V has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       ITEM 2.   (f)
                 ---
       To the best knowledge of the applicable Reporting
Person, all natural persons identified in Schedules I through V are United States citizens.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

       Between August 4, 1995 and January 24, 1997, Dawson-Samberg acquired 58,900 shares of Common Stock for an aggregate purchase price of $2,138,053.18, Pequot Endowment acquired 182,700 shares of Common Stock for an aggregate purchase price of $4,857,783.98, Pequot International acquired 139,500 shares of Common Stock for an aggregate purchase price of $4,728,576.31, Pequot Partners acquired 148,700 shares of Common Stock for an aggregate purchase price of $5,022,535.58 and Southport Management acquired 62,600 shares of Common Stock for an aggregate purchase price of $998,000.50 and subsequently sold all of such 62,600 shares of Common Stock for an aggregate sale price of $1,126,787.00. All of such purchases and sales were made through open market transactions. The funds for the acquisition of the shares of Common Stock by Dawson-Samberg came from funds of the holders of the certain managed accounts (the "Managed Accounts"). The funds for the acquisition of the shares of Common Stock by Pequot Endowment, Pequot International, Pequot Partners and Southport Management were obtained from the contributions of their respective partners or shareholders.

ITEM 4.  Purpose of Transaction
         ----------------------

      Each of the Reporting Persons has acquired the Common
Stock beneficially owned by it for investment purposes and in the ordinary course of business. None of the Reporting Persons nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through V has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock, in the open market, in privately negotiated transactions or otherwise.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

            (a) Dawson-Samberg beneficially owns 58,900 shares of Common Stock, representing 0.5% of the shares of Common Stock. Endowment Partners beneficially owns 182,700 shares of Common Stock, representing 1.7% of the shares of Common Stock. International Partners beneficially owns 139,500 shares of Common Stock, representing 1.3% of the shares of Common Stock. General Partners beneficially owns 148,700 shares of Common Stock, representing 1.4% of the shares of Common Stock. (The foregoing calculations are based on 10,996,572 shares of Common Stock issued and outstanding as of December 31, 1996 according to publicly available filings of the Issuer).
If the Reporting Persons were deemed to constitute a group, the 529,800 shares of Common Stock beneficially owned by the Reporting Persons would represent 4.8% of the issued and outstanding shares of Common Stock as of December 31, 1996. Additionally, the beneficial ownership of shares of Common Stock by such group since August 4, 1995 would not have represented, at any time, 5% or more of the issued and outstanding shares of Common Stock. (The foregoing calculations are based on the number of shares of Common Stock then issued and outstanding according to publicly available filings of the Issuer).

                 If the Reporting Persons and the Other Investors were deemed to constitute a group, the 1,002,800 shares of Common Stock beneficially owned as of the date of this filing by the Reporting Persons and the Other Investors would represent 9.1% of the issued and outstanding shares of Common Stock (based on 10,996,572 shares of Common Stock issued and outstanding as of December 31, 1996 according to publicly available filings of the Issuer). In addition, if the Reporting Persons and the Other Investors would have been deemed to constitute a group during the period commencing August 4, 1995 and ending January 24, 1997, the beneficial ownership of shares of Common Stock by such group would have represented, at certain times during such period, 5% or more of the issued and outstanding shares of Common Stock. As of August 8, 1995, the 5,260,898 shares of Common Stock beneficially owned by such group represented 5.10% of the then issued and outstanding shares of Common Stock. During the period commencing August 8, 1995 and ending February 15, 1996, the beneficial ownership by such group ranged from 5.10% to 6.07% of the then issued and outstanding shares of Common Stock. During the period commencing February 15, 1996 and ending April 22, 1996, the beneficial ownership by such group ranged from 2.31% to 4.94% of the then issued and outstanding shares of Common Stock. During the period commencing April 22, 1996 and ending July 1, 1996, the beneficial ownership by such group ranged from 5.17% to 6.98% of the then issued and outstanding shares of Common Stock. During the period commencing July 1, 1996 and ending July 24, 1996, the beneficial ownership by such group ranged from 4.58% to 4.64% of the then issued and outstanding shares of Common Stock. Since July 1, 1996, the beneficial ownership by such group ranged from 5.23% to 9.53% of the then issued and outstanding shares of Common Stock. The changes in the beneficial ownership during the foregoing periods resulted from purchases and sales of shares of Common Stock by members of such group in the ordinary course of business and the issuance of additional shares of Common Stock by the Issuer. (The foregoing calculations are based on information provided to the Reporting Persons by the Other Investors and the number of shares of Common Stock then issued and outstanding according to publicly available filings of the Issuer).

                Each of the Reporting Persons disclaims beneficial ownership of the Common Stock owned by the other Reporting
Persons or by any Other Investor.

            (b) The responses of each of the Reporting Persons to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

            (c) Except as set forth above and on Schedule VI hereto, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through V beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

            (d) The holders of the Managed Accounts have the right to receive the proceeds from the sale of 58,900 shares of Common Stock beneficially owned by Dawson-Samberg. Pequot Endowment has the right to receive the proceeds from the sale of 182,700 shares of Common Stock beneficially owned by Endowment Partners. Pequot International has the right to receive the proceeds from the sale of 139,500 shares of Common Stock beneficially owned by International Partners. Pequot Partners has the right to receive the proceeds from the sale of 148,700 shares of Common Stock beneficially owned by General Partners.

            (e)  Not applicable

       A description of the transactions of the Reporting
Persons in the shares of Common Stock that were effected between August 4, 1995 and January 24, 1997 is set forth on Schedule VI.
All of these transactions were effected on the open market.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
         ---------------------------------------------------------

       Other than the agreement set forth in Exhibit A hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 above and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

       Exhibit A:  Joint Filing Agreement, dated January 31,
                   1997, by and among Dawson-Samberg Capital
                   Management, Inc., Pequot Endowment
                   Partners, L.L.C., DS International
                   Partners, L.L.C., Pequot General Partners,
                   L.L.C. and Jonathan T. Dawson.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 31, 1997

                              DAWSON-SAMBERG CAPITAL MANAGEMENT,
                              INC.

                              By:   /s/ Jonathan T. Dawson
                                  -----------------------------
                                  Name:     Jonathan T. Dawson
                                  Title:    Chairman



                              PEQUOT ENDOWMENT PARTNERS, L.L.C.

                              By:   /s/ Jonathan T. Dawson
                                  -----------------------------
                                  Name:     Jonathan T. Dawson
                                  Title:    Managing Member



                              DS INTERNATIONAL PARTNERS, L.L.C.

                              By:   /s/ Jonathan T. Dawson
                                  -----------------------------
                                  Name:     Jonathan T. Dawson
                                  Title:    Managing Member



                              PEQUOT GENERAL PARTNERS, L.L.C.

                              By:   /s/ Jonathan T. Dawson
                                  -----------------------------
                                  Name:     Jonathan T. Dawson
                                  Title:    Managing Member



                              JONATHAN T. DAWSON

                              By:   /s/ Jonathan T. Dawson
                                  -----------------------------



                                                       Schedule I
                                                       ----------
                   CONTROLLING SHAREHOLDERS OF
             DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.
             ---------------------------------------



Name                 Present Business Address   Present Principal Occupation
----                 ------------------------   ---------------------------

Jonathan T. Dawson              (1)             Chairman; Portfolio
                                                Manager(2)
Arthur J. Samberg               (1)             President; Portfolio
                                                Manager(2)

__________________________
(1)  Dawson-Samberg Capital Management, Inc.
     354 Pequot Avenue
     Southport, CT  06490
(2)  Principal occupation for Dawson-Samberg Capital Management, Inc.


                                                      Schedule II
                                                      -----------
                           MEMBERS OF
                PEQUOT ENDOWMENT PARTNERS, L.L.C.

Name                 Present Business Address  Present Principal Occupation
----                 ------------------------  ----------------------------
Daniel C. Benton                (1)            Portfolio Manager (2)
Mark A. Broach                  (1)            Portfolio Manager (2)
Sheila J. Clancy                (1)            Marketing Director (2)
Peter Dartley                   (1)            Head Equity Trader (2)
Jonathan T. Dawson              (1)            Portfolio Manager (2)
Judith A. Mack                  (1)            Treasurer (2)
Amiel Peretz                    (1)            Chief Financial and
                                               Operating Officer (2)
Arthur J. Samberg               (1)            Portfolio Manager (2)
Olympic Equity        25-13 Old Kings Highway  Investment Partnership
Partners L.P.                Suite 102
                         Darien, CT  06820
Porridge Partners I             (1)            Investment Partnership
A.J. Partners L.P.              (1)            Investment Partnership

__________________________
(1)  Dawson-Samberg Capital Management, Inc.
     354 Pequot Avenue
     Southport, CT  06490
(2)  Principal occupation for Dawson-Samberg Capital Management, Inc.



                                                     Schedule III
                                                     ------------
                           MEMBERS OF
                DS INTERNATIONAL PARTNERS, L.L.C.
                ---------------------------------

Name                 Present Business Address  Present Principal Occupation
----                 ------------------------  ----------------------------
Daniel C. Benton                (1)            Portfolio Manager(2)
Sheila J. Clancy                (1)            Marketing Director(2)
Peter Dartley                   (1)            Head Equity Trader(2)
Jonathan T. Dawson              (1)            Portfolio Manager(2)
Amiel Peretz                    (1)            Chief Financial and
                                               Operating Officer (2)
Arthur J. Samberg               (1)            Portfolio Manager(2)
Jeffrey Samberg         4440 Rosewood Drive    Business Development
                       Pleasanton, CA  94588
Joseph Samberg           605 Third Avenue      Portfolio Manager for
                        New York, NY  10158    Dimensional Partners Limited
Laura Samberg            159 Campfire Road     Social Worker
                       Chappaqua, NY  10514
A.J. Partners L.P.              (1)            Investment Partnership
The trust u/a/d       Edward Steube, Trustee   Investment Trust
December 27, 1979       313 Central Parkway
for the benefit of    Mount Vernon, NY  10552
Christopher de Witt
Dawson
The trust u/a/d       Edward Steube, Trustee   Investment Trust
December 27, 1979       313 Central Parkway
for the benefit of    Mount Vernon, NY  10552
Alexandra B.T.
Dawson

__________________________
(1)  Dawson-Samberg Capital Management, Inc.
     354 Pequot Avenue
     Southport, CT  06490
(2)  Principal occupation for Dawson-Samberg Capital Management, Inc.


                                                      Schedule IV
                                                      -----------
                           MEMBERS OF
                 PEQUOT GENERAL PARTNERS, L.L.C.
                 -------------------------------

Name                 Present Business Address  Present Principal Occupation
----                 ------------------------  ----------------------------
Daniel C. Benton                (1)            Portfolio Manager(2)
Mark A. Broach                  (1)            Portfolio Manager(2)
Sheila J. Clancy                (1)            Marketing Director(2)
Peter Dartley                   (1)            Head Equity Trader(2)
Jonathan T. Dawson              (1)            Portfolio Manager(2)
Edward Frohlich       375 Park Avenue, Suite   Technical Analyst/Market
                               1404            Strategist (2)
                        New York, NY  10152
Amiel Peretz                    (1)            Chief Financial and
                                               Operating Officer (2)
Arthur J. Samberg               (1)            Portfolio Manager(2)
A.J. Partners L.P.              (1)            Investment Partnership


__________________________
(1)  Dawson-Samberg Capital Management, Inc.
     354 Pequot Avenue
     Southport, CT  06490
(2)  Principal occupation for Dawson-Samberg Capital Management, Inc.


                                                       Schedule V
                                                       ----------
                       JONATHAN T. DAWSON
                       ------------------

Name                 Present Business Address  Present Principal Occupation
----                 ------------------------  ----------------------------
Jonathan T. Dawson              (1)            Portfolio Manager(2)


__________________________
(1)  Dawson-Samberg Capital Management, Inc.
     354 Pequot Avenue
     Southport, CT  06490
(2)  Principal occupation for Dawson-Samberg Capital Management, Inc.


                                                      Schedule VI
                                                      -----------

       TRANSACTIONS IN SHARES OF COMMON STOCK ($0.01 PAR VALUE)
           OF REDWOOD TRUST, INC. (CUSIP # 758075402)
                       SINCE AUGUST 4, 1995
 --------------------------------------------------------------
                                                                  # OF SHARES
                                   TRADE DATE       PRICE    PURCHASED (SOLD)

-----------------------------------------------------------------------------

        DAWSON-SAMBERG                 8/4/95     15.5000            2,200.00
   CAPITAL MANAGEMENT, INC.            8/4/95     16.3750          (2,200.00)
      (MANAGED ACCOUNTS)               8/4/95     16.3750           22,300.00
                                      2/13/96     20.0000            (600.00)
                                      2/15/96     19.6250         (21,700.00)
                                      9/26/96     31.7500            3,900.00
                                      9/26/96     31.8154            3,600.00
                                      9/27/96     32.4787            1,900.00
                                      9/30/96     31.8272            2,100.00
                                      10/1/96     32.0880            1,800.00
                                      10/1/96     32.1453            4,700.00
                                      10/3/96     32.3750              300.00
                                     11/20/96     31.8750            4,500.00
                                     11/21/96     33.8601            2,200.00
                                     11/22/96     34.0357              800.00
                                     11/25/96     34.7500              200.00
                                      1/22/97     39.5000            5,100.00
                                      1/24/97     39.5000           27,800.00
                                      1/24/97     40.2500            (400.00)
                                      1/24/97     40.2500              400.00
                              ================================================
                                                                    58,900.00

                                                      Schedule VI (continued)
                                                      -----------------------

                                                                  # OF SHARES
                                   TRADE DATE       PRICE    PURCHASED (SOLD)
-----------------------------------------------------------------------------

      PEQUOT ENDOWMENT                8/4/95      16.3750           42,700.00
         FUND, INC.                   8/4/95      15.5000           42,700.00
                                      8/4/95      16.3750         (42,700.00)
                                    11/22/95      20.0000           10,000.00
                                     6/28/96      27.9250           50,000.00
                                     9/30/96      31.8272              900.00
                                     10/2/96      32.5000            4,100.00
                                    11/19/96      32.0000           75,000.00
                                    11/19/96      31.7500           75,000.00
                                    11/19/96      32.0000         (75,000.00)
                              ================================================
                                                                   182,700.00

                                                      Schedule VI (continued)
                                                      -----------------------

                                                                  # OF SHARES
                                   TRADE DATE       PRICE    PURCHASED (SOLD)
-----------------------------------------------------------------------------

    PEQUOT INTERNATIONAL              8/4/95      16.3750           74,200.00
         FUND, INC.                   8/4/95      15.5000           86,900.00
                                      8/4/95      16.3750         (86,900.00)
                                     2/13/96      20.0000          (1,800.00)
                                     2/15/96      19.6250         (72,400.00)
                                      8/5/96      26.5000            9,400.00
                                     9/26/96      31.7500           12,300.00
                                     9/26/96      31.8154           11,400.00
                                     9/27/96      32.4787            6,000.00
                                     9/30/96      31.8272            6,600.00
                                     10/1/96      32.0880            5,500.00
                                     10/1/96      32.1453           15,100.00
                                     10/2/96      32.5000            6,900.00
                                     10/3/96      32.3750              900.00
                                    11/20/96      31.8750           15,700.00
                                    11/21/96      33.8601            9,000.00
                                    11/22/96      34.0357            3,000.00
                                    11/25/96      34.7500            1,100.00
                                     1/22/97      39.5000           19,700.00
                                     1/24/97      40.2500           16,900.00
                                     1/24/97      39.5000           16,900.00
                                     1/24/97      40.2500         (16,900.00)
                              ================================================
                                                                   139,500.00

                                                      Schedule VI (continued)
                                                      -----------------------

                                                                  # OF SHARES
                                   TRADE DATE       PRICE    PURCHASED (SOLD)
-----------------------------------------------------------------------------

     PEQUOT PARTNERS                  8/4/95      16.3750           79,500.00
        FUND, L.P.                    8/4/95      15.5000           86,900.00
                                      8/4/95      16.3750         (86,900.00)
                                     2/13/96      20.0000          (1,800.00)
                                     2/15/96      19.6250         (77,700.00)
                                      8/5/96      26.5000           10,600.00
                                     9/26/96      31.7500           13,800.00
	                             9/26/96      31.8154           12,900.00
                                     9/27/96      32.4787            6,800.00
                                     9/30/96      31.8272            7,400.00
                                     10/1/96      32.0880            6,200.00
                                     10/1/96      32.1453           17,200.00
                                     10/2/96      32.5000            1,000.00
                                     10/3/96      32.3750            1,300.00
                                    11/20/96      31.8750           19,800.00
                                    11/21/96      33.8601            9,800.00
                                    11/22/96      34.0357            3,200.00
                                    11/25/96      34.7500            1,200.00
                                     1/22/97      39.5000           20,200.00
                                     1/24/97      40.2500           17,300.00
                                     1/24/97      39.5000           17,300.00
                                     1/24/97      40.2500         (17,300.00)
                              ================================================
                                                                   148,700.00

                                                       Schedule VI (continued)
                                                       -----------------------

                                                                  # OF SHARES
                                   TRADE DATE       PRICE    PURCHASED (SOLD)
-----------------------------------------------------------------------------


   SOUTHPORT MANAGEMENT               8/4/95      16.3750           31,300.00
    LIMITED PARTNERSHIP               8/4/95      15.5000           31,300.00
                                      8/4/95      16.3750         (31,300.00)
                                     2/13/96      20.0000            (800.00)
                                     2/15/96      19.6250         (30,500.00)
                              ================================================
                                                                         0.00

                        INDEX OF EXHIBITS


Exhibit A:   Joint Filing Agreement, dated January 31, 1997, by
             and among Dawson-Samberg Capital Management, Inc.,
             Pequot Endowment Partners, L.L.C., DS International
             Partners, L.L.C., Pequot General Partners, L.L.C.
             and Jonathan T. Dawson.



                                                        Exhibit A
                                                        ---------

                     JOINT FILING AGREEMENT
                     ----------------------

          This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of Redwood Trust, Inc. is being filed on behalf of each of the undersigned.

Dated:  January 31, 1997

                              DAWSON-SAMBERG CAPITAL MANAGEMENT,
                              INC.


                              By:   /s/ Jonathan T. Dawson
                                  -----------------------------
                                  Name:     Jonathan T. Dawson
                                  Title:    Chairman



                              PEQUOT ENDOWMENT PARTNERS, L.L.C.


                              By:   /s/ Jonathan T. Dawson
                                  -----------------------------
                                  Name:     Jonathan T. Dawson
                                  Title:    Managing Member



                              DS INTERNATIONAL PARTNERS, L.L.C.


                              By:   /s/ Jonathan T. Dawson
                                  -----------------------------
                                  Name:     Jonathan T. Dawson
                                  Title:    Managing Member



                              PEQUOT GENERAL PARTNERS, L.L.C.


                              By:   /s/ Jonathan T. Dawson
                                  -----------------------------
                                  Name:     Jonathan T. Dawson
                                  Title:    Managing Member



                              JONATHAN T. DAWSON


                              By:   /s/ Jonathan T. Dawson
                                  -----------------------------